UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CLARIENT, INC.

(Name of Subject Company)

CLARIENT, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 180489106 and 180 RESTR

Series A Convertible Preferred Stock: Not applicable

(CUSIP Number of Class of Securities)

Ronald A. Andrews

Chief Executive Officer and Vice Chairman

31 Columbia

Aliso Viejo, California 92656

(949) 425-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

W. Alex Voxman

R. Scott Shean

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Clarient, Inc. (the “Company”) filed with the Securities and Exchange Commission on November 5, 2010 (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Crane Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of General Electric Company, a New York corporation (“General Electric”), disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 5, 2010, as amended, to purchase all of the Company’s outstanding common stock, par value $0.01 per share (the “Common Shares”), and the Company’s outstanding Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares” and, together with the Common Shares, collectively, the “Shares”), at a price of $5.00 per Common Share (the “Common Offer Price”) and $20.00 per Preferred Share (the “Preferred Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated November 5, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs following the paragraph under the heading “Subsequent Offering Period”:

“Expiration of the Offer.

The Offer expired at midnight, New York City time, at the end of the day on Tuesday, December 21, 2010. Based on the information provided by the depositary for the Offer, as of 12:01 a.m., New York City time, on December 22, 2010, a total of approximately 81,492,883 Common Shares and 5,263,158 Preferred Shares (which were automatically converted into Common Shares after the date of tender in accordance with their terms) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 89.9% of the outstanding Common Shares and Preferred Shares on an as converted basis.

On December 22, 2010, subsequent to the expiration of the Offer and pursuant to the Merger Agreement, Purchaser exercised the Top-Up Option to purchase 1,100,133 Top-Up Option Shares at the Common Offer Price and in exchange for $11,001.33 in cash, representing the aggregate par value of the Top-Up Option Shares, and a promissory note issued by Purchaser to the Company in the aggregate principal amount of $5,489,663.67, bearing interest at 6% per annum and due 60 business days after the purchase of the Top-Up Option Shares. The Top-Up Option Shares, when combined with the number of Common Shares owned by General Electric and Purchaser immediately prior to the exercise of the Top-Up Option, represented at least 90% of the outstanding Common Shares.

General Electric has advised the Company that, pursuant to the terms of the Merger Agreement, all Shares that were validly tendered during the Offer have been accepted for payment, and General Electric intends to complete the acquisition of the Company through a short-form merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation, on or about December 22, 2010. As described in the Merger Agreement, each of the remaining Shares outstanding (other than (i) Shares held by the Company as treasury stock or owned by General Electric, Purchaser or any of their respective wholly-owned subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive the Common Offer Price or the Preferred Offer Price, as applicable, net in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Common Shares will no longer be listed on the Nasdaq Stock Market.”

Item 9.	Exhibits.

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(2)(J)	Press Release, dated December 22, 2010, issued by General Electric Company and Clarient, Inc. (incorporated herein by reference to Exhibit (a)(5)(I) to the Schedule TO, filed by Crane Merger Sub, Inc. with the SEC on December 22, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLARIENT, INC.

By:	/s/ Michael R. Rodriguez
Name:	Michael R. Rodriguez
Title:	Senior Vice President and Chief Financial Officer

Dated: December 22, 2010